Exhibit B
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PaineWebber R&D Partners II, L.P.                             Annual Report 1998
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Letter to Limited Partners


To Our Limited Partners:

PaineWebber R&D Partners II, L.P. ("R&D Partners II" or the "Partnership") continued to announce positive results on products under development. Previously in the year, Genzyme Corporation ("Genzyme") raised $250 million through a private placement of 2.25 percent convertible notes due in 2005 to boost its drug development pipeline, particularly in the area of cardiovascular gene therapy, and its surgical product business. Sepra Products sales have increased in Europe and are supported by growth in France and the United Kingdom. Centocor, Inc. ("Centocor") continued to report favorable earnings growth attributed to strong product sales of its ReoPro. Amgen Boulder, Inc's. ("Amgen Boulder," formerly Synergen, Inc.) product IL-1ra (previously Antril), is in a Phase I/II trial in patients with rheumatoid arthritis.

Cash distributions since the inception of the Partnership total $3,332 per $10,000 investment through December 31, 1998. We expect cash distributions to continue provided that products from the ongoing product development programs continue to meet with commercial success.

R&D Partners II invested $5.9 million in the restricted common stock of Alkermes, Inc. ("Alkermes") which was distributed to investors as it became unrestricted in 1993 and 1994. The available gain from the 118 shares of distributed Alkermes common stock has ranged from $997 at distribution to $3,496 per $10,000 investment in R&D Partners II.

Seprafilm received approval in August 1996 for application after surgery around traumatized tissue to prevent adhesions prior to closure of the surgical site. Usage of Seprafilm was primarily in general surgery involving large and small bowel procedures and in a limited number of gynecological procedures. At the start of the third quarter, Genzyme reorganized its surgical products business by combining marketing and sales personnel to focus on three markets; cardiovascular, general and gynecological, and plastic surgery.

Centocor announced last October it is expanding its clinical development program to aggressively pursue additional indications in new treatment areas for existing products. ReoPro is being studied in a Phase III clinical trial for unstable angina and is in a Phase II trial for stroke. Preliminary trials should be available in 1999.

R&D Partners II continues to hold 240,000 shares of Cygnus, Inc. common stock which it intends to sell and distribute cash at a later date.

Included in the Product Portfolio Status and Equity Investment sections are more detailed discussions on the companies, status of the product development programs and specific information concerning the securities associated with each investment. Please refer to prior annual reports for information pertaining to the Partnership's terminated or concluded investments.

In addition to the potential returns from the product development programs, investors have received common stock and warrants from R&D Partners II. The total value of the distributed common stock and warrants from the Partnership ranged from $7,206 as a valued on the distribution dates to $15,919 per $10,000 investment.

On or about March 3, 1999, an entity by the name of PharmaInvest, L.L.C. made an offer to purchase up to 3,000 limited partnership units in R&D Partners II at a price of $6,000 in cash per unit, subject to reduction. PharmaInvest is not affiliated with the Partnership, the General Partner or PaineWebber.

Thank you for your continued interest in R&D Partners II.

Sincerely,



Robin Stanley
Vice President
PaineWebber Development

Amgen Boulder,  Inc.

Company
Amgen Boulder, Inc. ("Amgen Boulder," formerly Synergen, Inc. or "Synergen"), a wholly-owned subsidiary of Amgen Inc. ("Amgen"), was formed as a result of Amgen's acquisition of Synergen in December 1994. The company's research is targeted toward products for inflammatory disorders and neurological diseases. Amgen acquired Synergen through a cash tender offer of $9.25 per share for all outstanding shares of Synergen common stock. Amgen Boulder has continued the clinical development of IL-1ra (previously Antril) for treatment of rheumatoid arthritis ("RA") which was being conducted by Synergen before the acquisition took place. Following an approximate six month period during which Amgen considered a number of corporate partnering alternatives, the company announced in April 1998 that it had decided to retain its principal product candidates, STNF-RI and IL-1ra, and relocated their respective development programs to Thousand Oaks. Amgen discontinued the discovery research programs.

Program
R&D Partners II committed $4.5 million Synergen Clinical Partners ("SCP"), a $52.5 million limited partnership formed to fund the development and human clinical trials of IL-1ra the recombinant form of Interleukin-1ra, a naturally occurring anti-inflammatory human protein that may play a significant role in the treatment of RA. SCP's interest in IL-1ra are now held by Amgen Boulder.

Under the terms of a court-approved settlement agreement dated January 16, 1998, in connection with the class action litigation on behalf of limited partners in SCP (the "Class"), the Class, as a whole, received approximately $13.8 million. The limited partners of R&D Partners II received approximately $1.2 million in the aggregate, which resulted in a payment of $150 per $10,000 unit and was included in the April 1998 distribution. In addition, the Class received rights to contingent payments in the future if the FDA approves an IL-1ra product for the market and also if sales of an IL-1ra product exceed $650 million before 2020.

Warrant
R&D Partners II distributed the Synergen warrant to investors in March 1993. As a consequence of the acquisition of Synergen by Amgen, the warrant was rendered valueless.

Centocor, Inc.

Company
Centocor, Inc. ("Centocor") is a biotechnology company committed to developing innovative therapeutic and diagnostic products to advance medical practice. Centocor concentrates on research, development and manufacturing, with a technological emphasis on monoclonal antibodies and peptides. It collaborates extensively with academic institutions and other biotechnology companies, which provide product development, and with major healthcare corporations, which commercialize Centocor products.

Program
R&D Partners II committed $12.0 million to Centocor Partners III, L.P. ("CP III"), a $54.2 million limited partnership formed to conduct the development and human clinical trials of two monoclonal antibody-based products: ReoPro and Capiscint. Development efforts for Capiscint have ceased. ReoPro is currently being sold in the U.S. by Centocor's marketing partner, Eli Lilly & Co. ("Lilly"). It is anticipated Fujisawa Pharmaceutical Co., Ltd. will distribute ReoPro upon approval in Japan.

ReoPro received marketing approval from the FDA in 1994 for use in the reduction of acute cardiac complications, but only in the patients undergoing angioplasty procedures who are at risk for abrupt artery closure. In 1996, researchers from two separate symposiums were able to demonstrate through their research that ReoPro made a positive impact in patients undergoing angioplasty.

At the one-year follow-up of the largest coronary stent trial ever conducted, patients with ischemic heart disease who received the combination of ReoPro with stent placement reduced their risk of death by 57 percent, compared with patients undergoing stenting alone. Analysis of these initial results, presented last November at the 71st Scientific Sessions of the American Heart Association, suggested this may be the first trial where the combined use of ReoPro and a device (stents) provide a mortality benefit at one-year.

Also presented for the first time were the results of an angiographic substudy which provided additional data to suggest an anti-restenotic effect of ReoPro when used with stents, particularly in patients with diabetes, in whom a greater than 50 percent reduction was observed in the need for repeat revascularization procedures.

Six-month results from the Phase III EPISTENT trial, released during the third quarter, showed that the combination of ReoPro and stents in patients undergoing coronary interventions reduced the risk of death or heart attack by 57% compared with stents alone. The six-month data also was presented at two medical meetings, the European Society of Cardiology in August and the Transcatheter Cardiovascular Therapeutics Conference last October. The unstable angina segment of the GUSTO IV trial, which will evaluate ReoPro in the medical treatment of unstable angina, began enrolling patients during the third quarter.

As of December 31, 1998, the settlement agreement entered into by the Partnership, Centocor and Centocor Development Corporation III to settle the class action brought by R&D Partners II, is subject to court approval and remains pending before the court.

Warrant
R&D Partners II distributed the Centocor warrant in March 1992. Investors received a warrant to purchase 116 shares of Centocor common stock per $10,000 investment in R&D Partners II with an exercise price of $14.155 per share through February 1993 and $16.655 per share from March 1993 through February 1995. Based on the closing price of $31.75 per share on the date of distribution and the initial exercise price of $14.155 per share, a warrant to purchase 116 shares of Centocor common stock had a value $2,041 per $10,000 unit. In June 1992, R&D Partners II distributed 22 shares of Centocor common stock per $10,000 investment which had a value of approximately $305 on the date of distribution. The available gain from the distributed Centocor warrant and common stock has ranged from $2,346 on the date of distribution to $3,579 per $10,000 investment in R&D Partners II.

Genzyme Corporation

Company
Genzyme Corporation ("Genzyme") is an international, diversified health care products company with a focus on developing innovative products and services for major unmet medical needs. The company's General Division markets Ceredase and Cerezyme replacement enzymes for the treatment of Gaucher disease. It also develops and markets surgical and diagnostic services and pharmaceuticals.

Program
R&D Partners II committed $5.0 million to Genzyme Development Partners, L.P. ("GDP"), a $36.8 million limited partnership formed to conduct the development and human clinical trials of surgical products based on hyaluronic acid ("HA"). The products are designed to reduce the incidence and severity of adhesions, a serious post-operative complication.

In May, Genzyme raised $250 million through a private placement of 2.25 percent convertible notes due in 2005 to boost its drug development pipeline, particularly in the area of cardiovascular gene therapy, and its surgical product business. Genzyme has made several deals over the last few years, including one with Deknatel Snowden Pencer (DSP) in July 1996, for which Genzyme paid $250 million in cash. The acquisition added $50 million in revenues to Genzyme, and was described as a move to help boost the introduction of Genzyme's post-operative anti-adhesion devices to marketplace. The acquisition of DSP formed the basis of Genzyme's surgical product unit.

In the third quarter, Genzyme met with the FDA regarding its clinical trial of Seprafilm II in pediatric cardiac surgery, which is expected to begin in the first quarter 1999. Because Genzyme expects to use this trial and one in colorectal surgery, rather than a pre-market approval application supplement to gain approval for Seprafilm II, it expensed $1.0 million after taxes of previously capitalized process development and qualification costs for Seprafilm II.

Warrant
R&D Partners II distributed the Genzyme warrant in June 1992. Per $10,000 investment, investors received a warrant to purchase 22 shares of Genzyme common stock at $16.01 per share and a warrant to purchase 10 shares at $22.91 per share. Both warrants expired October 31, 1996. Due to the stock split in July 1996, for every warrant exercised, investors received two shares of Genzyme common stock. Based on the closing price of $24.75 per share on the date of distribution (as adjusted for the stock split), the distributed warrants to purchase Genzyme common stock had a value of approximately $1,003. The available gain from the distributed Genzyme warrants has ranged from $1,003 at distribution to $1,883 per $10,000 investment in R&D Partners II.